Hammerhead Energy Inc. Announces Record First Quarter 2023 Financial and Operating Results

CALGARY, ALBERTA - May 11, 2023 - Hammerhead Energy Inc. ("Hammerhead" or the "Company") (TSX: HHRS, HHRS.WT; NASDAQ: HHRS, HHRSW) is pleased to announce record financial and operating results for the first quarter of 2023. The Company continued to progress critical investments in infrastructure expansions that should allow for continuing record performance, achievement of half-cycle economics from new wells and material free cash flow generation going forward. The Company expects its oil production growth rates to exceed total corporate production growth, given the continued strength of the higher liquids-weighted Karr asset, which remains the Company's key area of focus for development.

To date, Hammerhead production operations have not been meaningfully impacted by the wildfires in Alberta. Hammerhead is extremely thankful for all the efforts of those fighting these dangerous fires and supporting the people and communities directly impacted by the fires. Hammerhead will be active in supporting our communities and hopes for the continued safety for all those affected.

Scott Sobie, President and CEO of Hammerhead, notes "Hammerhead is delivering peer-leading growth while investing in infrastructure to provide operational flexibility in the future. Surface infrastructure expansions throughout our Karr core area are on schedule to being completed in 2023 which will allow for peer-leading production and cash flow per share growth in 2023 and 2024. Hammerhead is well on its way to commence generation of significant annual free cash flow that we intend to return to our shareholders. Continued improvement in our drilling and completions efficiencies and heightened focus on the Lower Montney are critical innovations for the second half of 2023."

First Quarter 2023 Highlights:

• Produced a record 39,992 boe/d (47% liquids)1, in line with annual guidance for 2023. This quarterly production represents 35% and 22% growth on a sequential and year over year ("y-o-y") basis, respectively. Crude oil production of 14,813 bbl/d in the quarter represents 65% and 50% growth on a sequential and y-o-y basis, respectively.

• Generated record adjusted funds from operations2 of $128.8 million, representing a corporate netback3 of $35.78/boe which reflects the combined benefit of the production performance highlighted above and achievement of outstanding natural gas pricing realizations due to the Company's marketing strategy for natural gas. Adjusted funds from operations during the quarter represented 18% and 28% growth on a sequential and y-o-y basis, respectively. Net cash from operating activities for the quarter was $115.5 million.

• Continued a two-rig development program with quarterly capital expenditures4 and net cash used in investing activities of $172.4 million and $142.3 million, respectively. The capital program included (i) the drilling of 12.0 gross (12.0 net), completion of 10.0 gross (8.1 net), and on-stream of 10.0 gross (8.1 net) Montney crude oil wells, (ii) continued investments in new surface infrastructure at Karr, and (iii) new water disposal wells throughout the land base. Surface infrastructure expansion at North Karr (to allow for production capacity to exceed 30,000 boe/d) has been completed, and the South Karr infrastructure new-build (to allow for production capacity to exceed 20,000 boe/d) will be complete by the end of Q4 2023.

• The recent nine-well pad at North Karr 5-12 continues to materially exceed performance expectations, with average production of 14,733 boe/d (58% liquids)5 in the 90 day period of the quarter. Average well costs for the pad came in at $10.0 million for an average lateral length of 2,519 meters.

• Operationally the Company delivered a number of new drills at North Karr that have matched past pacesetter drill results.  Continuous improvement in drilling and completions efforts at Karr remain at early stages, allowing for cost improvement potential in the future despite industry inflationary pressures.

• The Company exited the quarter with net debt6 of $379.8 million and a net debt to annualized adjusted EBITDA ratio of 0.7 times7.

• During the quarter the Company added 7,000 bbl/d of new crude oil hedges at an average price of US$75.28/bbl WTI for the period of March 1, 2023 to September 30, 2023. These hedges provide additional balance sheet protection for the large infrastructure and production growth that the Company is delivering in 2023. Hammerhead is exceptionally well hedged on oil and gas production in 2023.

1 | Hammerhead Energy Inc.	First Quarter 2023 Results

1 See " Reader Advisory - Oil and Gas" for such production by product type.

2 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable measure under generally accepted accounting principles ("GAAP") to adjusted funds from operations. See "Non-GAAP and Other Financial Measures Advisory".

3 Corporate netback is calculated as adjusted funds from operations in the period divided by boe production in the period. Corporate netback is a non-GAAP measure, see "Non-GAAP and Other Financial Measures Advisory". Net cash from operating activities per boe is the most directly comparable GAAP measure for corporate netback per boe.

4 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures. See “Non-GAAP and Other Financial Measures Advisory".

5 See "Reader Advisory - Oil and Gas" for such production by product type.

6 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. See "Non-GAAP and Other Financial Measures Advisory".

7 Net debt to annualized adjusted EBITDA is a non-GAAP measure, derived from the net debt non-GAAP measure and annualized adjusted EBITDA non-GAAP measure, where the directly comparable GAAP measures are the Company's debt obligations of bank debt and term debt, and the Company's net profit (loss), respectively. See "Non-GAAP and Other Financial Measures Advisory".

Reaffirming 2023 Corporate Outlook and Guidance

Based on results to date, Hammerhead is well positioned to deliver on its 2023 annual guidance. Subsequent to the first quarter, the Company finished drilling and completion operations on new seven-well pads at each of Gold Creek and North Karr. Drilling has also commenced on a new 12-well pad at North Karr with a number of wells drilled to date matching past pace setter results for various lateral well lengths at Karr.

Hammerhead is targeting greater than 25% production growth in 2023, with oil production growth expected to exceed 40%.

Hammerhead is reaffirming its 2023 annual guidance as outlined below:

Forward-looking information[1]		Q1 results	2023 annual guidance[2]
Annual average production	boe/d	39,992	40,200
Crude oil[3]	%	37	33
Natural gas liquids ("NGLs")%		10	12
Natural gas[3]	%	53	55
Expenses
Royalties	%	11	13
Operating	$/boe	8.30	8.50
Transportation	$/boe	5.84	6.50
Net general and administrative	$/boe	2.25	1.60
Cash interest and financing	$/boe	1.14	1.40
Cash taxes	$/boe	-	-
Capital expenditures[4]	$MM	172	525

1 Forward looking information are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated with forward looking information. See "Forward-Looking Statements".

2 The Company's 2023 annual guidance is unchanged from the guidance previously announced on March 28, 2023 in the Company's 2022 Annual MD&A and accompanying press release.

3 References in the table above to crude oil refer to the tight oil product type, and references to natural gas refer to the shale gas product type.

4 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. See "Non-GAAP and Other Financial Measures Advisory".

2 | Hammerhead Energy Inc.	First Quarter 2023 Results

Hedging

As at March 31, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Apr 1, 2023 - Jun 30, 2023	US$ WTI	1,000	87.00
Apr 1, 2023 - Sep 30, 2023	US$ WTI	7,000	75.28
Apr 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

Remaining Term	Reference	Total Daily Volume (GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average (CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Apr 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Apr 1, 2023 - Jun 30, 2023	US$ Dawn	-	30,000	-	3.04
Apr 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Apr 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

Complete Quarterly Filings

Hammerhead has filed its quarterly report on Form 6-K and the Company's first quarter 2023 unaudited financial statements and management's discussion and analysis ("Q1 2023 MD&A") on SEDAR and EDGAR, along with posting these documents on its website www.hhres.com.

3 | Hammerhead Energy Inc.	First Quarter 2023 Results

Operational and Financial Summary

	Three Months Ended March 31,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change

Production volumes [1]
Crude oil (bbls/d)	14,813	9,874	50
Natural gas (Mcf/d)	127,322	113,703	12
Natural gas liquids (bbls/d)	3,958	4,030	(2)
Total (boe/d)	39,992	32,854	22

Liquids weighting %	47	42

Oil and gas revenue ($/boe)	60.31	64.10	(6)

Operating netback ($/boe) [2]	39.18	36.22	8

Oil and gas revenue	217,054	189,542	15

Operating netback [3]	141,023	107,108	32

Net cash from operating activities	115,541	70,463	64
Per common share - basic [4]	2.25	2.82	-20
Per common share - diluted [4]	2.25	2.82	-20

Adjusted funds from operations [5]	128,794	100,464	28
Per common share - basic [4,6]	2.51	4.02	-38
Per common share - diluted [4,6]	2.51	4.02	-38

Corporate netback ($/boe) [7]	35.78	33.98	5

Net loss	(133,659)	(6,442)	1,975
Net loss attributable to ordinary equity holders	(137,749)	(12,325)	1,018
Per common share - basic [4]	(2.68)	(0.49)	447
Per common share - diluted [4]	(2.68)	(0.49)	447

Net cash used in investing activities	142,323	95,514	49
Capital expenditures [8]	172,442	82,488	109

Free funds flow [9]	(43,648)	17,853	N/A

Weighted average common shares outstanding [10]
Basic [4]	51,395	24,994	106
Diluted [4]	51,395	24,994	106

		As at March 31,
FINANCIAL		2023	2022
Adjusted working capital deficit [11]		93,699	16,470
Available funding [12]		51,468	206,930
Net debt [13]		379,755	277,549

1 See "Reader Advisory - Oil and Gas" for such production by product type.

2 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

3 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

4 | Hammerhead Energy Inc.	First Quarter 2023 Results

4 In comparative periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with Decarbonization Plus Acquisition Corporation IV.

5 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to adjusted funds from operations. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

6 Adjusted funds from operations per basic and diluted common share are non-GAAP measures. Net cash from operating activities per basic and diluted share are the most directly comparable GAAP measure to adjusted funds from operations per basic and diluted common share. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

7 Corporate netback is calculated as adjusted funds from operations in the period divided by boe production in the period. Corporate netback is a non-GAAP measure, see "Non-GAAP and Other Financial Measures Advisory". Net cash from operating activities per boe is the most directly comparable GAAP measure for corporate netback per boe.

8 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

9 Free funds flow is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

10 HEI has 90,973,622 Class A common shares, 28,549,991 warrants, 5,141,802 legacy RSUs, 664,328 legacy options, and 1,945,115 restricted share awards issued and outstanding as of the date of this press release.

11 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

12 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure to available funding. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

13 Net debt is a capital management measure. Refer to the subsection "Non-GAAP and Other Financial Measures Advisory".

5 | Hammerhead Energy Inc.	First Quarter 2023 Results

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like “anticipates”, “estimates”, “expects”, “indicates”, “forecast”, “intends”, “may”, “believes”, “could”, “should”, “would”, “plans”, “proposed”, “potential”, “will”, “target”, “approximate”, “continue”, “might”, “possible”, “predicts”, “projects” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Company's assessment of future plans, operations and strategies; expectations for 2023 and benefits to be derived therefrom for 2024; the Company's 2023 capital program and drilling plans, including the allocation of capital between Karr and Gold Creek; the Company's ability to focus on new growth at Karr and the anticipated benefits therefrom;  the expected additional infrastructure expansion at South Karr, including the capacity and the anticipated timing thereof; the Company's 2023 corporate outlook and guidance, including anticipated production, royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes and capital expenditures; the Company's plans to concentrate its development activities in certain of its operating areas and the Company's expectation to deliver on its 2023 guidance; the anticipated surface infrastructure expansions throughout the Company's Karr and anticipated timing and benefits therefrom; the focus of the Company's operations and the Company's drilling plans and targets and the timing thereof; the Company's expectations regarding in-field infrastructure capability by the end of 2023; the Company's expectation regarding material free fund flow generation including the anticipated timing thereof; the Company's ability to generate significant annual free cash flow and intention to return annual cash flow to our shareholders; the Company's expected production growth; the Company's general strategy for its business and assets; and other matters related to the foregoing. In addition, forward-looking statements contained in this document include statements relating to "reserves", which are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

6 | Hammerhead Energy Inc.	First Quarter 2023 Results

Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; the Company's ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company's resources; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability (including the ongoing Russian-Ukrainian conflict); severe weather conditions, including risks related to Alberta's wildfires, and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company's future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risk that the Company's 2023 capital program and drilling plans, including the allocation of capital between its properties is different than anticipated; the anticipated timing of a new facility being brought on-steam is delayed; and risk that the Company's 2023 corporate outlook and guidance, including anticipated production, royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes and capital expenditures is different than anticipated. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company's reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's ability to add production and reserves through development and exploration activities; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7 | Hammerhead Energy Inc.	First Quarter 2023 Results

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, the Company's 2023 anticipated royalties, operating costs, transportation costs, net general and administrative costs, cash interest and financing costs, cash taxes and capital expenditures, all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Oil and Gas

The Company's aggregate production for the selected periods below, and the references to "natural gas", "crude oil" and "NGLs", reported in this press release consist of shale gas, tight oil and natural gas liquid product types, respectively, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Q1 2023	Q1 2022
Tight oil (bbls/d)	14,813	9,874
Shale gas (Mcf/d)	127,322	113,703
Natural gas liquids (bbls/d)	3,958	4,030
Total (boe/d)	39,992	32,854

Nine-well pad at North Karr 5-12:

Q1 2023
Tight oil (bbls/d)	7,144
Shale gas (Mcf/d)	37,380
Natural gas liquids (bbls/d)	1,359
Total (boe/d)	14,733

Oil and Gas Metrics

This press release contains certain oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

8 | Hammerhead Energy Inc.	First Quarter 2023 Results

Abbreviations

The following is a list of abbreviations that may be used in this press release:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls	barrels	Crude oil	Tight oil as defined in National Instrument 51-101
bbls/d	barrels per day	Natural gas	Shale gas as defined in National Instrument 51-101
boe	barrels of oil equivalent	GAAP	generally accepted accounting principles
boe/d	barrels of oil equivalent per day	WTI	West Texas Intermediate
Mcf	thousand cubic feet	CDN	Canadian
Mcf/d	thousand cubic feet per day	GJ	gigajoule
MMBtu	million British thermal units	RSUs	Company Restricted Share Units
NGL	Natural gas liquids

Non-GAAP and Other Financial Measures Advisory

This press release includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net cash used in investing activities	142,323	95,514
Net change in accounts payable related to the addition of PP&E	30,119	(13,026)
Capital expenditures	172,442	82,488

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facilities, plus the remaining equity commitment related to any outstanding investment agreements. Available funding reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Adjusted working capital deficit	(93,699)	(32,915)
Debt capacity	145,167	170,200
Equity commitment	-	172,700
Available funding	51,468	309,985

9 | Hammerhead Energy Inc.	First Quarter 2023 Results

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized (losses) gains from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. See the following table for the reconciliation of operating netback to oil and gas revenue, the most directly comparable GAAP measure.

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Revenue	217,054	189,542	15
Royalties	(24,925)	(17,891)	39
Operating expense	(29,859)	(25,074)	19
Net transportation expense	(21,007)	(16,731)	26
Operating netback, excluding realized losses on risk management contracts	141,263	129,846	9
Realized losses on risk management contracts	(240)	(22,738)	(99)
Operating netback	141,023	107,108	32

Average Realized Prices
Crude oil and field condensate ($/bbl)	99.37	115.89	(14)
Natural gas ($/Mcf)[1]	5.33	5.73	(7)
Natural gas liquids ($/bbl)	65.90	76.98	(14)
Total ($/boe)	60.31	64.10	(6)

(Cdn$ per boe)
Revenue	60.31	64.10	(6)
Royalties	(6.92)	(6.05)	14
Operating expense	(8.30)	(8.48)	(2)
Net transportation expense	(5.84)	(5.66)	3
Operating netback, excluding realized losses on risk management contracts	39.25	43.91	(11)
Realized losses on risk management contracts	(0.07)	(7.69)	(99)
Operating netback per boe	39.18	36.22	8

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

10 | Hammerhead Energy Inc.	First Quarter 2023 Results

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net cash from operating activities	115,541	70,463
Changes in non-cash working capital	10,277	30,162
Settlement of decommissioning obligations	-	123
Funds from operations	125,818	100,748
Transaction costs	8,967	-
Transaction costs, non-cash	(5,793)	-
Listing expense	180,478	-
Listing expense, non-cash	(180,478)	-
(Gain) loss on foreign exchange	(53)	(2,117)
Unrealized gain (loss) on foreign exchange	166	2,074
Other income, excluding transportation income	(311)	(241)
Adjusted funds from operations	128,794	100,464
Capital expenditures	(172,442)	(82,488)
Settlement of decommissioning obligations	-	(123)
Free funds flow	(43,648)	17,853

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. Operating netback per boe is disclosed in the "Operational and Financial Summary" section within this press release.

Cash Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Cash netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of adjusted funds from operations per boe, and adjusted funds from operations per basic share and diluted share.

Cash netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Cash netback per boe is disclosed in the "Highlights" section within this press release and adjusted funds from operations per basic share and diluted share are disclosed in the "Operational and Financial Summary" section within this press release.

11 | Hammerhead Energy Inc.	First Quarter 2023 Results

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Net profit (loss) before income tax	(107,488)	(6,442)	1569
Add (deduct):
Unrealized (gain) loss on risk management contracts	(21,060)	66,492	(132)
Transaction costs	8,967	-	100
Share-based compensation	4,794	3,175	51
Depletion and depreciation	50,518	35,734	41
Finance expense	6,640	5,577	19
Loss (gain) on foreign exchange	(53)	(2,117)	(97)
Loss (gain) on warrant liability	10,426	(281)	(3,810)
Listing expense	180,478	-	100
Other income, excluding transportation income	(311)	(241)	29
Adjusted EBITDA	132,911	101,897	30

Annualized adjusted EBITDA	531,644	407,588	30

Adjusted Working Capital Deficit

Previously, working capital was computed including risk management contracts and the current portion of lease obligations. As at March 31, 2023 and 2022, adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Cash	(6,666)	(8,833)
Accounts receivable	(79,242)	(89,235)
Prepaid expenses and deposits	(9,935)	(4,564)
Accounts payable and accrued liabilities	189,542	135,547
Adjusted working capital deficit	93,699	32,915

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt (2020 Senior Notes) is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements.

Net debt and net debt to annualized adjusted EBITDA are disclosed in the "Highlights" section within this press release.

12 | Hammerhead Energy Inc.	First Quarter 2023 Results